111 South Wacker Drive

Suite 4100

Chicago, IL 60606

Telephone:  312-443-0700

Fax:  312-443-0336

www.lockelord.com

Michael K. Renetzky

Direct Telephone:  312-443-1823

Direct Fax:  312-896-6523

mrenetzky@lockelord.com

September 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Federal Life Variable Annuity Account -A

Ladies & Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Federal Life Variable Annuity Account - A (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form N-4 (together with all exhibits thereto, the “Registration Statement”), filed in connection with the proposed offering of the Registrant’s individual variable deferred annuity contracts. The Registration Statement was originally submitted to the Commission on May 15, 2019 and most recently amended on August 22, 2019.

The Registrant’s Registration Statement has not been declared effective by the Commission, and no securities were sold in connection with the offering described in the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (312) 443-1823 or Tom Bohac at (312) 443-0337.

Very truly yours,

LOCKE LORD LLP

Michael K. Renetzky

MKR:mkr

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